VMH VideoMovieHouse.Com Inc.

#14 - 34368 Manufacturer's Way
Abbotsford, B.C. V2S 7M1
Tel: (604) 852 - 1806
Fax: (604) 852 - 1532

November 26, 2005

United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-3561

ATTN:	Micheal Fay, Accounting Branch Chief

	RE:	VMH Videomoviehouse.com Inc
File # 333 - 70836

Dear Sir:

In response to your inquiry letter dated October 27, 2005, I submit the following:

ITEM 1 - DESCRIPTION of BUSINESS

1.	Affiliate sales program details

An affiliate is an independent sales agent who is paid a commission to sign up customers who will sign up for unlimited DVD rentals which are sent to them by mail and can be returned anytime. Three DVD s can be out at anyone time Members will pay $ 17.99 per month on pre-authorized debits to a credit card, or Paypal. Revenue will be booked as income when funds are received.

Referral fees and ongoing monthly payments are made depending upon the level of participation the group achieves. Remuneration is based on Bronze, Silver or Gold levels and paid monthly. As a affiliate group you get paid for each new member you refer to Videomoviehouse that signs up for a minimum of one month on the following basis.

Bronze
Earn $10.00 for each new member that joins up to 100 per month.

Silver
Earn $13.00 plus 5% of monthly fee for next 11 months for each new member 101 to 250 per month.

Gold
Earn $15.00 plus 10% of monthly fee for next 11 months for each new member over 250 per month.

Each new member will receive a two week free trial without any obligation.

Referral fees will only be paid if they continue on and pay for a minimum of one months service.

Each affiliate must be approved by Videomoviehouse in advance in order to qualify for payment and agree to be bound by terms and conditions that may be changed at any time at the sole discretion of Videomoviehouse.

This program can also be made available to Internet companies and Individuals interested in earning a referral based income. They must also be pre approved to qualify for this program.

RISK FACTORS

2.	Risk Factor - " I do not expect future operating losses"

I was wrong, we are continuing to experience significant operating losses. In November, management stopped acting as a sub-distributor for Amazon.com. as it was becoming unprofitable due to the weak US dollar and rising competition.

ITEM 6 - MANAGEMENT DISCUSSION and ANALYSIS

Liquidity and Capital Resources

3.	Deferred Management Salaries

There were no deferred management salaries on June 30, 2005 or September 30, 2005.

Results of Operations
4.	Foreign currency gain and losses

The net amount of annual foreign currency transaction gain or loss for each year will be sent to you in a separate letter.

5.	Internal operating systems

We have 2 full time programmer/analysts who continually monitor and attempt to improve site traffic which resulted in increased revenue in 2005 compared to 2004. Computerized ordering of product to has more efficiently matched supply of products with demand from customers, and improved product handling procedures were introduced to move larger volumes of product out the door faster.

6.	Expected aggregate cost of implementing a full service facility in India

This cost is still unknown, and we are making an assessment to determine the best method to approach this. In the meantime, we are still fully able to service this market from our existing location. If we determine that a worthwhile cost saving can be had by setting up a full service facility in India, and that we have the means to finance such a move, then we will decide after reviewing all the pertinent facts.

7.	Other products being considered

We intend to sell books, music CDs, e-Books and other related items. We are not sure of the impact these might have on revenue until we have completed a full review of the market.

8.	History of losses vs. "successful operations"

By successful operations, I meant achieving increased sales to a level sufficient to become profitable. The revenue increases were achieved, however, the margins were continually being squeezed, and finally , we came to the unwilling, but necessary conclusion, that we could not keep up with competition and make a profit under current market conditions as a sub-distributor for Amazon.

TRENDS

I now expect sales to decline in the short term . This is because , in November, management decided to stop acting as a sub-distributor for Amazon.com.,

Also , VHS products will be phased out next year. Our focus is changing to DVD rentals and offering third party's products for sale on our site, as well as more direct sales on our own site.

9.	Growth expectations

Since we have stopped selling on Amazon.com , we do not expect top line sales growth when compared to past periods. We will need to go through a period of re-adjustment before we can estimate future sales.

ITEM 7 - FINANCIAL STATEMENTS

Statement of cashflows

10.	Stock options issued for "additions to website"

We paid 1,000,000 shares of stock under the S-8 option program to an independent internet specialist/ web-site designer to make improvements and implement them on our site. The work was valued at $ 65,000 USD

Notes to financial statements

11.	FAS 131 disclosures

Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (hereinafter "SFAS No. 131") during the year ended June 30, 2005. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance. The Company does not report segment information at this time because it has one geographic location, one operating segment and sales other than U.S. sales are immaterial at September 30, 2005. Sales other than U.S. sales were $3,900 and $0 at September 30, 2005 and 2004, respectively.

12.	Common stock issued for services

During the three months ended September 30, 2005 the Company issued 9,510,000 shares of common stock pursuant to an S-8 registration statement for marketing services valued at $168,050, compensation valued at $130,000, and legal and other professional services valued at 163,375.

13.	Revenue and Cost Recognition

Approximately 98% of the Company's sales are through the sub-distributor relationships with Amazon.com (Amazon) and Half.com (Half). The sales process is as follows: A customer places an order for a video or DVD through Amazon or Half and pays Amazon or Half for the purchase with a credit card. Amazon or Half sends the order information to VMH, and VMH ships the order directly to the customer. In four to fourteen days Amazon or Half remits the payment to VMH less the commission due to Amazon or Half for acting as the sub-distributor for the sale. The sale is recognized by VMH upon shipment of the product. According to EITF 99-19 gross sales net of returns, charge backs and uncollected payments are recorded at the time of shipment. In accordance with guidance established in EITF 99-19, the Company recognizes the sale as a gross sale, as the Company bears inventory risk, establishes the price of the product, has discretion in its supplier, and bears the credit risk.

14	Provision for charge-backs

Charge backs and returns are made through Amazon or Half refunding the credit card charge back to the customer and withholding the amount from the next remittance to VMH charge backs for uncollected credit card payment are also withheld from the next remittance to VMH. Returns and charge backs were $52,860 and $ 20,386 for the three months ending September 30, 2005 and 2004, respectively.

15.	" money back guarantee"

The Company provided for an allowance for sales returns of $ 110.090 this quarter for potential liability associated with returns and our money back guarantee.

16.	" gift certificates"

Gift certificates sold are carried as a liability and revenue is recognized when the gift certificate is redeemed. As of September 30, 2005 the Company has never sold a gift certificate.

17.	Correction of Prior Year's error

The auditors have made the appropriate revisions to correct the error and disclosed in the financial statements.

ITEM 8 A - CONTROLS and PROCEDURES

18.	Effectiveness of controls and procedure

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

Yours truly,

/s/ Steve Gaspar
Steve Gaspar
President